EXHIBIT (a)(5)(a)


[GRAPHIC OMITTED]

               TALK AMERICA ANNOUNCES EXCHANGE OFFERS AND CONSENT
            SOLICITATIONS FOR ALL CONVERTIBLE SUBORDINATED NOTES DUE
                                 2002 AND 2004


RESTON, VA - FEBRUARY 22, 2002 - Talk America (NASDAQ NM: TALK), an integrated communications provider, today announced that it is offering to exchange up to $61.8 million principal amount of its currently outstanding 4 1/2% Convertible Subordinated Notes due September 2002 and up to $18.1 million principal amount of its currently outstanding 5% Convertible Subordinated Notes due December 2004. In conjunction with the exchange offers, the company is also soliciting holders to consent to the proposed amendment to the indenture governing the existing notes.

"As we have stated before, our primary goal is to restructure our outstanding obligations and provide a stable capital structure," stated Gabe Battista, Chairman and CEO of Talk America. "We purchased $5.0 million of the 4 1/2% Convertible Subordinated Notes in privately negotiated transactions in December 2001 and through these exchange offers we are seeking to further restructure our debt. These exchange offers should reduce our outstanding short-term liabilities and expand the range of financing alternatives available to the company."

Under the terms of the 4 1/2% Convertible Subordinated Notes exchange offer, Talk America is offering two exchange options:

     o $1,000 in principal amount of new 10% Senior Subordinated Notes due August 2007 in exchange for each $1,000 principal amount of the existing 4.5% Convertible Subordinated Notes due September 2002 that are tendered; or
     o $600 in principal amount of new 8% Convertible Senior Subordinated Notes due August 2007, convertible into common stock, at $5.00 per share, and $100 in cash, in exchange for each $1,000 in principal amount of the existing 4 1/2% Convertible Subordinated Notes due September 2002 that are tendered.

Under the terms of the 5% Convertible Subordinated Notes exchange offer, Talk America is offering:

     o $1,000 in principal amount of the new 10% Senior Subordinated Notes due August 2007 in exchange for each $1,000 principal amount of the existing 5% Convertible Subordinated Notes due December 2004.

The Company intends to pay accrued interest on the exchanged securities in cash upon completion of the exchange offers.

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As part of the exchange offers, Talk America is soliciting consents from current note holders to proposed amendments to the existing indentures to remove the obligation to repurchase the notes on the occurrence of certain designated events. Under both exchange offers, a holder's tender of existing notes for exchange will constitute a consent to the proposed amendment. You may also consent without tendering any existing notes for exchange. The Company must receive consents from holders of more than 50% in total principal amount outstanding of an issue of the existing notes in order to amend the indentures for such issue.

Holders of the Talk America 4 1/2% Convertible Subordinated Notes due September 2002 and the 5% Convertible Subordinated Notes due December 2004 will receive an offering circular outlining the details of the exchange by mail. If you hold your existing notes through a broker/dealer, you must contact the broker/dealer if you desire to tender your existing notes. If you hold the notes yourself, you must complete and sign the Letter of Transmittal and Consent included in the offering circular. The exchange offers are expected to expire at 5:00 P.M., New York City Time, on March 21, 2002, unless extended or earlier terminated, and to close promptly after such expiration date. Talk America may terminate the exchange offers at any time. Holders of the above listed securities may call Georgeson Shareholder, the information agent, at (866) 649-8026 for additional information.

The exchange offers are subject to a number of customary conditions, some of which Talk America may waive, are independent of each other and are not conditioned upon the exchange of a minimum principal amount of existing notes.

ABOUT TALK AMERICA
------------------

Talk America is an integrated communications provider marketing a bundle of local and long distance services to residential and small business customers utilizing its proprietary "real-time" online billing and customer service platform. Talk America has added local service to its offerings, after ten years as a long distance provider. The Company delivers value in the form of savings, simplicity and quality service to its customers based on the efficiency of its low-cost, nationwide network and the effectiveness of its systems that interface electronically with the Bell Operating Companies. For further information, visit the Company online at: www.talk.com.

Please Note: Certain of the statements contained herein may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are identified by the use of forward-looking words or phrases, including, but not limited to, "estimates," "expects," "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Forward-looking statements involve risks and uncertainties and the Company's actual results could differ materially from the Company's expectations. In addition to those factors discussed in the foregoing, important factors that could cause such actual results to differ materially include, among others, increased price competition for long distance and local services, failure of the marketing of the bundle of local and long distance services and long distance services under its agreements with its various marketing partners and its direct marketing channels, failure to manage nonpayment of our bills to our customers for our bundled and long distance services, attrition in the number of end users, failure or difficulties in managing the Company's operations, including attracting and retaining qualified personnel, failure of the Company to be able to expand its active offering of local bundled services in a greater number of states, failure to provide timely and accurate billing information to customers, failure of the Company to manage its collection management systems and credit controls for customers, interruption in the Company's network and information systems, failure of the Company's customer service, and changes in government policy, regulation and enforcement and adverse judicial interpretations and rulings relating to regulations and enforcement. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see the discussions contained in its Annual Report on Form 10-K for the year-ended December 31, 2000 and Form 10-Q for the quarter ended September 30, 2001 and any subsequent filings. The Company undertakes no obligation to update its forward-looking statements.

NOTICE
------

This announcement does not constitute an offer to exchange or the solicitation of an offer to exchange securities of Talk America Holdings, Inc. Any such offering will be made only by means of an offering circular of Talk America, a copy of which may be obtained from Georgeson Shareholder. The exchange offers are being made in reliance upon an exemption from registration provided by
Section 3(a)(9) of the Securities Act of 1933, as amended, and similar exemptions from registration provided by certain state securities laws.

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CONTACT:
Ruth E. Abeshaus
Dir. Public and Investor Relations
Talk America
215-862-1305 (t)
215-862-1085 (f)